Exhibit 14.1

CODE OF BUSINESS CONDUCT AND ETHICS

Note: This Code of Business Conduct and Ethics (the “Code”) and related policies are current as of April 18, 2008. In adopting and publishing these guidelines, you should note that (1) in some respects our policies may exceed minimum legal requirements or industry practice, and (2) nothing contained in this Code should be construed as a binding definition or interpretation of a legal requirement or industry practice.

To obtain additional copies of this Code, you may contact Mr. Patrick H. McGarey, our Chief Financial Officer, or access it from the web at http://www.baselineoil.com

CODE OF BUSINESS CONDUCT AND ETHICS

Forward

To all employees:

Baseline Oil & Gas Corp. (the “Company”) is founded on our commitment to the highest ethical principles and standards. We value honesty and integrity above all else. Upholding these commitments is essential to our continued success.

The law and the ethical principles and standards that comprise this Code of conduct must guide our actions. The Code is, of course, broadly stated. Its guidelines are not intended to be a complete listing of detailed instructions for every conceivable situation. Instead, it is intended to help you develop a working knowledge of the laws and regulations that affect your job.

Adhering to this Code is essential. I have personally taken the time to study it carefully and I encourage you to do the same. I have also signed a statement confirming that I have read this Code carefully, and I expect you to do the same by signing the confirmation form that appears on the final page.

Ultimately, our most valuable asset is our reputation. Complying with the principles and standards contained in this Code is the starting point for protecting and enhancing that reputation. Thank you for your commitment!

/s/ Thomas R. Kaetzer
Thomas R. Kaetzer, President

Introduction

All of our employees, officers and directors must read and use this Code of Business Conduct and Ethics (the “Code”) to ensure that each business decision follows our commitment to the highest ethical standards and the law. Adherence to this Code and to our other official policies is essential to maintaining and furthering our reputation for fair and ethical practices among our customers, stockholders, employees and communities.

It is the responsibility of every one of us to comply with all applicable laws and regulations and all provisions of this Code and the related policies and procedures. Each of us must report any violations of the law or this Code. Failure to report such violations and failure to follow the provisions of this Code may have serious legal consequences and disciplinary action by us. Discipline may include termination of your employment. That said, we encourage reporting conduct resulting in violation or suspected violation of this Code and, in this regard, we do not allow anyone to discipline, discriminate against or retaliate against any person who reports such conduct in good faith or who cooperates in any investigation or inquiry regarding such conduct.

This Code summarizes certain laws and the ethical policies that apply to all of our employees, officers and directors. Several provisions in this Code refer to more detailed policies that either (1) concern more complex Company policies or legal provisions or (2) apply to select groups of individuals within our Company. If these detailed policies are applicable to you, it is important that you read, understand, and be able to comply with them. If you have questions as to whether any detailed policies apply to you, contact your immediate supervisor, our Chief Financial Officer, or management personnel designated from time to time as compliance officer (“Compliance Officer”), as appropriate. Presently, Mr. Patrick H. McGarey, our Chief Financial Officer, has been designated as our Compliance Officer.

Situations that involve ethics, values and violations of certain laws are often very complex. No single Code of conduct can cover every business situation that you will encounter. Consequently, we have implemented the compliance procedures outlined in the sections of this Code entitled “Reporting and Investigation Procedures – Whistleblowing Policy,” “Enforcement Mechanisms,” “Administration of the Code” and “Asking for Help and Reporting Concerns.”

The thrust of our procedures is when in doubt, ask. If you do not understand a provision of this Code, are confused as to what actions you should take in a given situation, or wish to report a violation of the law or this Code, you should follow those compliance procedures. Those procedures will generally direct you to talk to either your immediate supervisor or our Compliance Officer. There are few situations that cannot be resolved if you discuss them with your immediate supervisor or our Compliance Officer in an open and honest manner.

After reading this Code, you should:

•	Have a thorough knowledge of the Code’s terms and provisions;

•	Be able to recognize situations that present legal or ethical dilemmas; and

•	Be able to deal effectively with questionable situations in conformity with this Code.

In order to be able to accomplish these goals, we recommend that you take the following steps:

•	Read the entire Code of conduct thoroughly;

•	If there are references to more detailed policies that are not contained in this Code, obtain and read those policies if they apply to you;

•	Think about how the provisions of this Code apply to your job, and consider how you might handle situations to avoid illegal, improper, or unethical actions; and

•	If you have questions, ask your immediate supervisor or our Compliance Officer.

When you are faced with a situation and you are not clear as to what action you should take, ask yourself the following questions:

•	Is the action legal?

•	Does the action comply with this Code?

•	How will your decision affect others, including our customers, stockholders, employees and the community?

•	How will your decision look to others? If your action is legal but can result in the appearance of wrongdoing, consider taking alternative steps.

•	How would you feel if your decision were made public? Could the decision be honestly explained and defended?

•	Have you contacted your immediate supervisor or our Compliance Officer regarding the action?

To reiterate, when in doubt, ask.

Please note that this Code is not an employment contract and does not modify the employment relationship between us and you. We do not create any contractual or legal rights or guarantees by issuing these policies, and we reserve the right to amend, alter and terminate policies at any time and for any reason.

Compliance with Laws

First and foremost, our policy is to behave in an ethical manner and comply with all laws, rules and government regulations that apply to our business. Although we address several important legal topics in this Code, we cannot anticipate every possible situation or cover every topic in detail. It is your responsibility to know and follow the law and conduct yourself in an ethical manner. It is also your responsibility to report any violations of the law or this Code. You may report such violations by following the compliance procedures contained in sections of this Code entitled “Reporting and Investigation Procedures – Whistleblowing Policy,” “Enforcement Mechanisms,” “Administration of the Code” and “Asking for Help and Reporting Concerns.”

Antitrust Laws

Antitrust laws are designed to ensure a fair and competitive marketplace by prohibiting various types of anticompetitive behavior. Some of the most serious antitrust offenses occur between competitors, such as agreements to fix prices or to divide customers, territories or markets. Accordingly, it is important to avoid discussions with our competitors regarding pricing, terms and conditions, costs, marketing plans, customers and any other proprietary or confidential information. Foreign countries often have their own body of antitrust laws, so our international operations (should any be established in the future) may also be subject to antitrust laws of other foreign countries.

Unlawful agreements need not be written. They can be based on informal discussions or the mere exchange of information with a competitor. If you believe that a conversation with a competitor enters an inappropriate area, end the conversation at once. Membership in trade associations is permissible only if approved in advance by our Chief Executive Officer.

Whenever any question arises as to application of antitrust laws, you should consult with Company legal counsel, and any agreements with possible antitrust implications should be made only with the prior approval of Company legal counsel.

Anticorruption Laws

Conducting business with governments is not the same as conducting business with private parties. What may be considered an acceptable practice in the private business sector may be improper or illegal when dealing with government officials. Improper or illegal payments to government officials are prohibited. “Government officials” include employees of any government anywhere in the world, even low-ranking employees or employees of government-controlled entities, as well as political parties and candidates for political office. If you deal with such persons or entities, you should consult with our Chief Financial Officer to be sure that you understand these laws before providing anything of value to a government official.

If you are involved in transactions with foreign government officials, you must comply not only with the laws of the country with which you are involved but also with the U.S. Foreign Corrupt Practices Act. This act makes it illegal to pay, or promise to pay money or anything of value to any non-United States government official for the purpose of directly or indirectly obtaining or retaining business. This ban on illegal payments and bribes also applies to agents or intermediaries who use funds for purposes prohibited by the statute.

In some countries it is permissible to pay government employees for performing certain required duties. These facilitating payments, as they are known, are small sums paid to facilitate or expedite routine, non-discretionary government actions, such as obtaining phone service or an ordinary license.

In contrast, a bribe, which is never permissible, is giving or offering to give anything of value to a government official to influence a discretionary decision. Understanding the difference between a bribe and a facilitating payment is very important. You must have approval from our Chief Financial Officer before making any payment or gift to a foreign government official.

Import-Export Laws and Anti-boycott Laws

We are committed to complying fully with all applicable United States laws governing imports, exports and the conduct of business with non-United States entities. These laws contain limitations on the types of products that may be imported into the United States and the manner of importation. They also prohibit exports to, and most other transactions with, certain countries as well as cooperation with or participation in foreign boycotts of countries that are not boycotted by the United States.

The foregoing discussion is not comprehensive and you are expected to familiarize yourself with all laws and regulations relevant to your position with us, as well as all our related written policies on these laws and regulations. To this end, our Compliance Officer is available to answer your calls and questions. If you have any questions concerning any possible reporting or compliance obligations, or with respect to your own duties under the law, you should not hesitate to call and seek guidance from our Compliance Officer.

Conflicts of Interest

We believe that it is in our best interests and is consistent with the obligations of directors, officers and employees of our Company that all business decisions reflect independent judgment and discretion, uninfluenced by any considerations other than those honestly believed to be in the best interests of our Company and our stockholders.

All of us must be able to perform our duties and exercise judgment on behalf of our Company without influence or impairment, or the appearance of influence or impairment, due to any activity, interest or relationship that arises outside of work. Put more simply, when our loyalty to our Company is affected by actual or potential benefit or influence from an outside source, a conflict of interest exists. We should all be aware of any potential influences that impact or appear to impact our loyalty to our Company. In general, you should avoid situations where your personal interests conflict, or appear to conflict, with those of our Company.

Any time you believe a conflict of interest may exist, you must disclose the potential conflict of interest to our Compliance Officer. Any activity that is approved, despite the actual or apparent conflict, must be documented. A potential conflict of interest that involves an executive officer must be approved by the disinterested members of our Board of Directors or its designated committee, if any. A potential conflict of interest involving an officer with the title of Vice President or above must be approved by our Chief Executive Officer.

Following disclosure, any director, officer or employee must avoid or terminate any activity that involves an actual or reasonably apparent conflict of interest unless it is determined at the appropriate level that the activity is not a conflict of interest or is otherwise not harmful to our Company or improper.

It is not possible to describe every conflict of interest, but some situations that could cause a conflict of interest include:

•	Doing business with family members;

•	Having a financial interest in another company with whom we do business;

•	Taking a second job;

•	Managing your own business;

•	Serving as a director of another business;

•	Being a leader in some organizations; or

•	Diverting a business opportunity from our Company to another company.

Doing Business with Family Members

A conflict of interest may arise if family members work for a supplier, customer or other third party with whom we do business. It also may be a conflict if a family member has a “significant financial interest” (as defined below) in a supplier, customer or other third party with whom we do business. Before doing business on our behalf with an organization in which a family member works or has a significant financial interest, an employee must disclose the situation to his or her immediate supervisor or our Compliance Officer and discuss it with them. Document the approval if it is granted. If the only interest you have in a customer or supplier is because a family member works there, then you do not need to disclose the relationship or obtain prior approval unless you deal with the customer or supplier. “Family members” include your (i) spouse, (ii) brothers or sisters, (iii) parents, (iv) in-laws, (v) children and (vi) life partner.

Employing relatives or close friends who report directly to you may also be a conflict of interest. Although we encourage employees to refer candidates for job openings, employees who may influence a hiring decision must avoid giving an unfair advantage to anyone with whom they have a personal relationship. In particular, supervisors should not hire relatives or attempt to influence any decisions about the employment or advancement of people related to or otherwise close to them, unless they have disclosed the relationship to their immediate supervisor or our Compliance Officer, as appropriate, who has approved the decision.

Ownership in Other Businesses

Our personal investments can cause a conflict of interest. In general, you should not own, directly or indirectly, a significant financial interest in any company that does business with us or seeks to do business with us. You also should not own a significant financial interest in any of our competitors.

If you or a family member has a significant financial interest in a Company with whom we do business or propose to do business, that interest must be approved by our Compliance Officer prior to the transaction.

Notwithstanding the foregoing, it is possible for non-employee directors of our Company and their family members to have significant financial interests in or be affiliates of suppliers, customers, competitors and third parties with whom we do business or propose to do business so long as such non-employee director:

•	discloses any such relationship promptly after the director becomes aware of it,

•

removes himself or herself from any Board of Directors activity that directly impacts the relationship between our Company and any such company with respect to which the director has a significant financial interest or is an affiliate, and

•	obtains prior approval of our Board of Directors or its designated committee, if any, for any transaction of which the director is aware between our Company and any such company

“Significant Financial Interest” Defined

For purposes of this Code, two tests generally determine if a “significant financial interest” exists:

•	You or a family member owns more than 1% of the outstanding stock of a business or you or a family member has or shares discretionary authority with respect to the decisions made by that business, or

•	The investment in the other business at question represents more than 5% of your total assets or of your family member’s total assets.

Outside Employment

Sometimes our employees desire to take additional part-time jobs or do other work after hours, such as consulting or other fee-earning services. This kind of work does not in and of itself violate our Code. However, the second job must be strictly separated from your job with us, and must not interfere with your ability to devote the time and effort needed to fulfill your duties to us as our employee. You cannot engage in any outside activity that causes competition with us or provides assistance to our competitors or other parties (such as suppliers) with whom we regularly do business. You should avoid outside activities that embarrass or discredit us. Outside work may never be done on Company time and must not involve the use of our supplies or equipment. Additionally, you should not attempt to sell services or products from your second job to us.

Before engaging in a second line of work, you should disclose your plans to your supervisor to confirm that the proposed activity is not contrary to our best interests. You must also contact our Compliance Officer for more information about our policies concerning outside employment.

Service on Boards

Serving as a director of another corporation may create a conflict of interest. Being a director or serving on a standing committee of some organizations, including government agencies, also may create a conflict.

Before accepting an appointment to the board or a committee of any organization whose interests may conflict with our Company’s interests, you must discuss it with our Compliance Officer and obtain his or her approval. This rule does not apply to non-employee directors of our Company.

Business Opportunities

Business opportunities relating to the business we are in and the activities we typically pursue that arise during the course of your employment or through the use of our property or information belong to us. Similarly, other business opportunities that fit into our strategic plans or satisfy our commercial objectives that arise under similar conditions also belong to us. Except with the prior approval of our Board of Directors, you may not direct these kinds of business opportunities to our competitors, to other third parties or to other businesses that you own or are affiliated with. Directors, officers and employees owe a duly to us to advance our Company’s best legitimate interests.

Loans

Unlawful extensions of credit by our Company in the form of personal loans to our executive officers and directors are prohibited. All other loans by us to, or guarantees by us of obligations of, officers with the title of Vice President or above must be made in accordance with established Company policies approved by our Board of Directors or its designated committee, if any.

Gifts and Entertainment

We are dedicated to treating fairly and impartially all persons and firms with whom we do business. Therefore, our employees must not give or receive gifts, entertainment or gratuities that could influence or be perceived to influence business decisions. Misunderstandings can usually be avoided by conduct that makes clear that our Company conducts business on an ethical basis and will not seek or grant special considerations.

Accepting Gifts and Entertainment

You should never solicit a gift or favor from those with whom we do business. You may not accept gifts of cash or cash equivalents.

You may accept novelty or promotional items or modest gifts related to commonly recognized occasions, such as a promotion, holiday, wedding or retirement, if:

•	this happens only occasionally;

•	the gift was not solicited;

•	disclosure of the gift would not embarrass our Company or the people involved; and

•	the value of the gift is under $100.

You may accept an occasional invitation to a sporting activity, entertainment or meal if

•	there is a valid business purpose involved;

•	this happens only occasionally; and

•	the activity is of reasonable value and not lavish.

If you are asked to attend an overnight event, a representative of the giver’s Company must be present at the event. You must obtain prior approval from our Compliance Officer.

Our Board of Directors shall have the authority to require that any gift be returned or entertainment be declined if determined not to be in the best interests of our Company.

Giving Gifts and Entertaining

Non-cash gifts of nominal value (under $100) and reasonable entertainment for customers, potential customers and other third parties with whom we do business are permitted. However, any gift or entertainment must:

•	support our Company’s legitimate business interests;

•	be reasonable and customary, not lavish or extravagant; and

•	not embarrass our Company or the recipient if publicly disclosed.

Under no circumstances can any bribe, kickback, or illegal payment or gift of cash or cash equivalents be made. Also, special rules apply when dealing with government employees. These are discussed in this Code under “Compliance with Laws — Anticorruption Laws.”

If you are not sure whether a specific gift or entertainment is permissible, contact your immediate supervisor or our Compliance Officer.

Fair Dealing

We have built a reputation as a trustworthy and ethical member of our community and our industry. We are committed to maintaining the highest levels of integrity and fairness within our Company. When we fail to negotiate, perform or market in good faith, we may seriously damage our reputation and lose the loyalty of our customers or third parties with whom we do business. You must conduct business honestly and fairly and not take unfair advantage of anyone through any misrepresentation of material facts, manipulation, concealment, abuse of privileged information, fraud or other unfair business practice.

Securities Laws and Insider Trading

Because we are a public company, we are subject to a number of laws concerning the purchase and sale of our stock and other publicly-traded securities. Regardless of your position with us, if you have access to, or are aware of, what is known as “material inside information” (as defined below) regarding our Company, business, affairs or prospects, you may not disclose that information to anyone outside our Company, and you are not allowed to buy or sell our stock or other publicly-traded securities until the material inside information is known not only by individuals within our Company, but also by the general public. The improper use of material inside information is known as insider trading. Insider trading is a criminal offense and is strictly prohibited under federal and state laws.

“Material inside information” is any information concerning us that is not available to the general public and which an investor would likely consider to be important in making a decision whether to buy, sell or hold our stock or other securities. A good rule of thumb to determine whether information about us is material inside information is whether or not the release of that information to the public would have an effect on the price of our stock. Examples of material inside information include information concerning earnings estimates, changes in previously released earnings estimates, a pending stock split, dividend changes, significant merger, acquisition or disposition proposals, major litigation, the loss or acquisition of a major contract and major changes in our management. Material inside information is no longer deemed “inside” information once it is publicly disclosed and the market has had sufficient time to absorb the information. Examples of effective public disclosure are the filing of such inside information with the Securities and Exchange Commission, or the printing of such information in The Wall Street Journal or other publications of general circulation, in each case giving the investing public a fair amount of time to absorb and understand our disclosures.

In addition to being prohibited from buying or selling our stock or other publicly-traded securities when you are in possession of material inside information, you are also prohibited from disclosing such information to anyone else (including friends and family members) in order to enable them to trade on the information. In addition, if you acquire material inside information about another company due to your relationship with us, you may not buy or sell that other company’s stock or other securities until such information is publicly disclosed and sufficiently disseminated into the marketplace.

The following are general guidelines to help you comply with our insider trading policy:

•	Do not share material inside information with people within our Company whose jobs do not require them to have the information;

•

Do not disclose any non-public information, material or otherwise, concerning our Company to anyone outside our Company unless required as part of your duties and the person receiving the information has a reason to know the information for Company business purposes; or

•

If you have material inside information regarding us, or regarding any other publicly-traded company that you obtained from your employment or relationship with us, you must not buy or sell, or advise anyone else to buy or sell, our securities or that other company’s securities, until such information is publicly disclosed and sufficiently disseminated into the marketplace.

Our directors, executive officers and certain other designated employees should not buy or sell any Company securities without first consulting our Compliance Officer.

Penalties for trading on or communicating material inside information are severe. If you are found guilty of an insider trading violation, you can be subject to civil and even criminal liability. In addition to being illegal, we believe that insider trading is unethical and will be dealt with firmly, which may include terminating your employment with us and reporting violations to appropriate authorities.

For more information about our policies concerning the securities laws, you should refer to our more detailed Policy Prohibiting Insider Trading and Unauthorized Disclosure of Information to Others attached as Appendix A hereto. These policies are available from our Compliance Officer. If you have any questions concerning the securities laws or about our policies with regard to those laws, or regarding the correct ethical and legal action to take in a situation involving material inside information, please contact your immediate supervisor or our Compliance Officer.

Responding to Inquiries from the Press and Others

We are subject to laws that govern the timing of our disclosures of material information to the public and others. Only certain designated employees may discuss our Company with the news media, securities analysts and investors. All inquiries from outsiders regarding financial or other information about our Company should be referred to our Chief Financial Officer.

For more information about our policy concerning press and other inquiries, you should refer to our Policy Prohibiting Insider Trading and Unauthorized Disclosure of Information to Others attached as Appendix A hereto.

Political Activity

We will fully comply with all political contribution laws. Our funds may not be used for contributions of any kind to any political party or committee or to any candidate or holder of any government position (national, state or local) unless such contribution is permitted by law and complies with our Company policy. Please contact our Compliance Officer to determine whether a specific company contribution is permitted.

It is against our policy for you to lobby our other employees on behalf of a political candidate during the work day. It is also against our policy to reimburse an employee for any political contributions or expenditures. Outside normal office hours, you are free to participate in political campaigns on behalf of candidates or issues of your choosing, as well as make personal political contributions.

Safeguarding Corporate Assets; Confidentiality

We have a responsibility to protect Company assets entrusted to us from loss, theft, misuse and waste. Company assets and funds may be used only for business purposes and may never be used for improper or illegal purposes. The use of any Company assets in a manner that is offensive, disruptive or destructive is prohibited. Incidental personal local use of telephones, fax machines, copy machines, personal computers, e-mail and similar equipment is generally allowed if it is occasional, there is no significant added cost to us, it does not interfere with your work responsibilities and is not related to an illegal activity or outside business. If you become aware of theft, waste or misuse of our assets or funds or have any questions about your proper use of them, you should speak immediately with our Compliance Officer. We will take appropriate disciplinary action, including notifying the appropriate civil authorities, if this principle is violated.

The obligation of personnel to protect Company assets includes the confidentiality of our Company’s proprietary information. Confidential or proprietary information includes all information that is not generally known to the public and is helpful to the Company, or would be helpful to competitors. Proprietary information should be marked accordingly, kept secure and access limited to those who have a need to know in order to do their jobs.

Our business relations are built on trust, and our customers, suppliers and other third parties with whom we do business count on that trust. If you learn information from them that is not otherwise public, you should keep that information confidential also.

We must all be sensitive to the impact of comments made over the Internet through public forums such as chat rooms and bulletin boards. In such forums, you may not post any information about our Company, including comments about our products, stock performance, operational strategies, financial results, customers or competitors, even in response to a false statement or question. You also may not transmit material confidential Company information over the internet without prior approval of our Compliance Officer. This applies whether you are at work or away from the office. Our Company owns all

e- mail messages that are sent from or received through Company systems. We may monitor your messages and may be required to disclose them in the case of litigation or governmental inquiry.

Equal Employment Opportunity and Anti-Harassment

We are committed to providing equal employment opportunities for all our employees and will not tolerate any speech or conduct that is intended to, or has the effect of, discriminating against or harassing any qualified applicant or employee because of his or her race, color, religion, sex (including pregnancy, childbirth or related medical conditions), national origin, age, physical or mental disability, veteran status or any legally protected status. We will not tolerate discrimination or harassment by anyone – officers, managers, supervisors, co-workers, vendors or our customers. This policy extends to every phase of the employment process, including: recruiting, hiring, training, promotion, compensation, benefits, transfers, discipline and termination, layoffs, recalls, and Company-sponsored educational, social and recreational programs, as applicable. If you observe conduct that you believe is discriminatory or harassing, or if you feel you have been the victim of discrimination or harassment, you should notify our Compliance Officer immediately and an appropriate investigator will be initiated.

Our Compliance Officer has been assigned specific responsibilities for implementing and monitoring affirmative action and other equal opportunity programs which comply with applicable law. One of the tenants of this Code, however, is that all employees are accountable for promoting equal opportunity practices within our Company. We must do this not just because it is the law, but because it is the right thing to do.

We will not retaliate against any employee for filing a good faith complaint under our anti-discrimination and anti-harassment policies or for cooperating in an investigation and will not tolerate or permit retaliation by management, employees or co-workers. To the fullest extent possible, we will keep complaints and the terms of their resolution confidential. If an investigation confirms harassment or discrimination has occurred, we will take corrective action against the offending individual, including such discipline up to and including immediate termination of employment, as appropriate.

Health, Safety and the Environment

We are committed to providing safe and healthy working conditions by following all occupational health and safety laws governing our activities.

We believe that management and each and every employee have a shared responsibility in the promotion of health and safety in the workplace. You should follow all safety laws and regulations, as well as Company safety policies and procedures. You should immediately report any accident, injury or unsafe equipment, practices or conditions.

You also have an obligation to carry out Company activities in ways that preserve and promote a clean, safe, and healthy environment. You must strictly comply with the letter and spirit of applicable environmental laws and the public policies they represent.

The consequences of failing to adhere to environmental laws and policies can be serious. Our Company, as well as individuals, may be liable not only for the costs of cleaning up pollution, but also for significant civil and criminal penalties. You should make every effort to prevent violations from occurring and report any violations to your immediate supervisor or our Compliance Officer.

Accuracy of Company Records

All information you record or report on our behalf, whether for our purposes or for third parties, must be done accurately and honestly. All of our records (including accounts and financial statements) must be maintained in reasonable and appropriate detail, must be kept in a timely fashion, and must appropriately reflect our transactions. Falsifying records or keeping unrecorded funds and assets is a severe offense and may result in prosecution and/or loss of employment. When a payment is made, it can only be used for the purpose spelled out in the supporting document.

Information derived from our records is provided to our stockholders and investors as well as government agencies. Thus, our accounting records must conform not only to our internal control and disclosure procedures but also to generally accepted accounting principles and other laws and regulations, such as those of the Internal Revenue Service and the Securities and Exchange Commission (“SEC”). Our public communications and the reports we file with the SEC and other government agencies should contain information that is full, fair, accurate, timely and understandable in light of the circumstances surrounding disclosure.

The laws and regulations applicable to filings made with the SEC, including those applicable to accounting matters, are complex. It is the responsibility of the Chief Executive Officer, the Chief Financial Officer, and the other executive and financial officers to ensure that our Company maintains (i) adequate controls over its assets and financial reporting and (ii) adequate controls and procedures to provide full, fair, accurate, timely and understandable disclosure in reports and documents filed with, or submitted to, regulatory authorities and in other public communications

While the ultimate responsibility for the information included in these reports rests with senior management, numerous other employees participate in the preparation of these reports or provide information included in these reports. If an employee is requested to provide, review or certify information in connection with these disclosure controls and procedures, he or she must provide the requested information or otherwise respond in a full, accurate and timely manner. Moreover, even in the absence of a specific request, the employee should report any significant information that he or she believes should be considered for disclosure in our Company’s reports to the SEC.

In addition, you should provide our Chief Financial Officer or Compliance Officer with any information you may receive or otherwise have: (i) concerning deficiencies in the design or operation of internal controls that could adversely affect our ability to record, process, summarize and report financial data,;(ii) concerning any fraud affecting us; or (iii) that otherwise affects the disclosures made by us in our regulatory filings and other public communications.

We encourage open lines of communication with our Board of Directors or audit committee, if any, accountants and auditors and require that all our personnel cooperate with them to the maximum extent possible. It is unlawful for you to fraudulently influence, induce, coerce, manipulate or mislead our independent public accountants for the purpose of making our financial statements misleading.

If you are unsure about the accounting treatment of a transaction or believe that a transaction has been improperly recorded or you otherwise have a concern or complaint regarding an accounting matter, our internal accounting controls, or an audit matter, you should confer with your immediate supervisor, the controller or our Chief Financial Officer, as appropriate or you may submit your concern, on an anonymous basis, to our Compliance Officer or the chairman of the audit committee of our Board of Directors, if any, by calling the number 281-591-6100.

Record Retention

Our records should be retained or discarded in accordance with prudent record retention policies and all applicable laws and regulations. From time to time we may become involved in legal proceedings that may require us to make some of our records available to third parties. Our legal counsel will assist us in releasing appropriate information to third parties and provide you (or your immediate supervisor) with specific instructions. It is a crime to alter, destroy, modify or conceal documentation or other objects that are relevant to a government investigation or otherwise obstruct, influence or impede an official proceeding. The law applies equally to all of our records, including formal reports as well as informal data such as e-mail, expense reports and internal memos. If the existence of a subpoena or a pending government investigation is known or reported to you, you should immediately contact our Compliance Officer and you must refrain from destruction of any documents and must retain all records that may pertain to the investigation or be responsive to the subpoena.

Reporting and Investigation Procedures – Whistleblowing Policy

Reporting Violations

All employees are obliged to report violations of this Code or the law and to cooperate in any investigations into such violations. We prefer that you give your identity when reporting violations, to allow us to contact you in the event further information is needed to pursue an investigation, and your identity will be maintained in confidence to the extent practicable under the circumstances and consistent with enforcing this Code. However, you may also anonymously report violations to our Board of Directors (Attention: Chairman) or its audit committee, if any, by calling the number 281-591-6100.

We recognize the potentially serious impact of a false accusation. All of our personnel are expected as part of the ethical standards required by this Code to act responsibly in making complaints. Making a complaint without a good faith basis is itself an ethical violation.

No Retaliation

We will not retaliate against anyone who, in good faith, notifies us of a possible violation of law or this Code, nor will we tolerate any harassment or intimidation of any employee who reports a suspected violation. In addition, there are federal “whistleblower” laws that are designed to protect employees from discrimination or harassment for providing information to us or governmental authorities, under certain circumstances, with respect to certain laws such as those governing workplace safety, the environment, securities fraud and federal law relating to fraud against stockholders.

Investigations

We will initiate a prompt investigation following any credible indication that a breach of law or this Code may have occurred. We will also initiate appropriate corrective action as we deem necessary, which may include notifying appropriate authorities.

Supervisors and senior management are charged with exercising appropriate judgment in determining which matters can be reviewed under their authority and which matters must be referred to a higher level of management, including our Compliance Officer or disinterested member(s) of the Board of Directors.

Enforcement Mechanisms - Disciplinary Action

If you violate any provision of this Code, you may be subject to disciplinary action, up to and including discharge or removal. Other disciplinary action may include, without limitation, reprimands, warnings, probation or suspension without pay, demotions and reductions in salary.

Please be aware that we may seek civil remedies from you and if your violation results in monetary loss to us, you may be required to reimburse us for that loss. Certain violations may be referred to public authorities for investigation or prosecution.

If you are involved in a violation, the fact that you reported the violation, together with the degree of cooperation displayed by you and whether the violation is intentional or unintentional, will be given consideration in our investigation and any resulting disciplinary action.

Administration of the Code

Distribution

All of our directors, officers and employees will receive a copy of this Code when they join our Company. Updates of the Code will be distributed to all directors, officers and employees.

Role of Supervisors and Officers

Supervisors and officers have important roles under this Code and are expected to demonstrate their personal commitment to this Code by fostering a workplace environment that promotes compliance with the Code and by ensuring that employees under their supervision participate in our Company’s compliance training programs.

Approvals

Approvals required under this Code should be documented.

Waivers

Any request for a waiver of this Code must be submitted in writing to our Compliance Officer who has authority to decide whether to grant a waiver. However, a waiver of any provision of this Code for a director or an executive officer must be approved by our Board of Directors or its designated committee and will be promptly disclosed to the extent required by law or regulation.

Certifications

All employees must sign a certificate confirming that they have read and understand this Code. We will also require an annual certification of compliance with the Code by all officers and/or employees with the title of Vice President or above. However, failure to read the Code or sign a confirmation certificate does not excuse you from complying with this Code.

Asking for Help and Reporting Concerns

We take this Code seriously and consider its enforcement to be among our highest priorities, but we also acknowledge that it is sometimes difficult to know right from wrong. That’s why we encourage open communication. When in doubt, ask. Whenever you have a question or concern, are unsure about what the appropriate course of action is, or if you believe that a violation of the law or this Code has occurred:

•

You should talk with your immediate supervisor. He or she may have the information you need, or may be able to refer the matter to an appropriate source, including legal counsel as circumstances warrant.

•	If you are uncomfortable talking with your immediate supervisor, you may also contact any manager in our Company with whom you feel comfortable, or our Compliance Officer.

•

In addition, if you have concerns or complaints about accounting or audit matters or our internal accounting controls, you may confer with your immediate supervisor, the controller or our Chief Financial Officer, our Compliance Officer, as appropriate or you may submit your concern or complaint, on an anonymous basis, to our Board of Directors (attention: Chairman) or its audit committee, if any, by calling the number 281-591-6100.

Board of Directors

CONFIRMATION CERTIFICATE

I have been provided with a copy of the forgoing Code of Business Conduct and Ethics of Baseline Oil & Gas Corp. (the “Code”). I acknowledge that I have read the Code and understand my responsibilities under it. I further acknowledge that I should follow the compliance procedures described in the Code if I have any questions or concerns.

Signature:

Print Name:

Date of Signature:

Position:

Appendix A

BASELINE OIL AND GAS CORP.

POLICY PROHIBITING INSIDER TRADING

AND UNAUTHORIZED DISCLOSURE OF

INFORMATION TO OTHERS

After you have read this policy, please sign the Certification that is attached to this policy and return it to the Compliance Officer at the address indicated on the Certification.

Introduction

Federal and state securities laws prohibit any person who is aware of “material nonpublic information” (as defined below) about a company from trading in securities of that company. These laws also prohibit a person from disclosing material nonpublic information to other persons who may trade on the basis of that information.

Our Board of Directors has adopted this policy to promote compliance with these laws and to protect you and our Company from serious liabilities and penalties that can result from violations of these laws.

It is your responsibility to comply with the securities laws and this policy. If you have questions about this policy, please contact our Compliance Officer. Information on how to contact the Compliance Officer is set forth under the heading “Company Assistance.”

Persons subject to this policy

If you are an employee, officer, or director of our Company or of our subsidiaries, if any, then this policy applies to you.

It also applies to your family members who reside with you, anyone else who lives with you and any other person or entity whose transactions in Company securities are directed by you or are subject to your influence or control.

You are responsible for making sure that these other persons and entities comply with this policy.

In addition to this policy, our directors, executive officers and certain other designated persons who have access to material nonpublic information about us are subject to a supplemental policy that imposes additional restrictions on their trading in Company securities.

Core trading and disclosure restrictions

The following trading and disclosure restrictions apply to all of our employees, officers and directors:

•	If you have material nonpublic information regarding us, you must not trade or advise anyone else to trade in our securities until such information has been publicly disclosed;

•

If you have material nonpublic information regarding any other company that you obtained from your employment or relationship with us, you must not trade or advise anyone else to trade in the securities of that other company until such information has been publicly disclosed;

•	Do not share material nonpublic information with people in our Company whose jobs do not require them to have the information; and

•

Do not disclose any nonpublic information, material or otherwise, concerning our Company to anyone outside our Company unless required as part of your duties and the person receiving the information has a reason to know the information for Company business purposes.

Transactions covered by this policy

This policy applies to any purchase or sale of Company securities, including our common stock, options to purchase our common stock, any other type of securities that we may issue, such as preferred stock, convertible debentures and warrants, as well as exchange-traded options, other derivative securities, and puts, calls and short sales involving Company securities.

Notwithstanding this general rule, certain transactions under Company benefit plans are not prohibited by this policy. These transactions are discussed in this policy under the heading “Exceptions To This Policy For Certain Transactions Under Company Benefit Plans.” In addition, trading in Company securities is not prohibited by this policy if the trades are conducted pursuant to a pre-arranged trading plan that meets certain conditions. These types of plans are discussed in this policy under the heading “Exceptions To This Policy For Trades Pursuant To Prearranged Trading Plans.”

Definition of material nonpublic information

Material information. Information about our Company is “material” if there is a substantial likelihood that a reasonable stockholder or investor would consider it important in making a decision to buy, sell or hold our securities, or if the disclosure of the information would be expected to significantly alter the total mix of the information in the marketplace about us. In simple terms, material information is any type of information that could reasonably be expected to affect the market price of our securities. Both positive and negative information may be material. Information that could be material about our Company includes:

•	earnings estimates (including changes of previously announced estimates);

•	significant change in expected earnings or revenue;

•	a significant change in our operations, projections or strategic plans;

•	events of default under financing or other arrangements;

•	a significant change in Company’s lending arrangements;

•	a potential merger or acquisition;

•	a change in corporate structure, such as reorganization, amalgamations, etc.;

•	a potential sale of significant assets or subsidiaries;

•	entering into or loss of significant contract;

•	the gain or loss of a major supplier or customer;

•	a new product or discovery;

•	a significant pricing change in our products or services;

•	a declaration of a stock split, a public or private securities offering by us or a change in our dividend policies or amounts;

•	a change in senior management; and/or

•	an actual or threatened major lawsuit.

Nonpublic information. Nonpublic information is information that is not generally available to the investing public. If you are aware of material nonpublic information, you may not trade until the information has been widely disclosed to the public (for example, through a press release or an SEC filing) and the market has had sufficient time to absorb the information. For purposes of this policy, information will generally be considered public after the second full trading day following our Company’s public release of the information. For example, if we issued a press release on a Tuesday, the first day that trading could occur would be on Friday.

If you are not sure whether information is material or nonpublic, consult with our Compliance Officer for guidance before engaging in any transaction in Company securities.

Unauthorized disclosure of information

You are prohibited from disclosing to anyone inside or outside our Company any nonpublic information obtained at or through our Company, except when such disclosure is part of your regular duties and is needed to enable us to carry out our business properly and effectively.

We are subject to laws that govern the timing of our disclosures of material information to the public and others. Our Code of Business Conduct and Ethics provides that only certain designated employees may discuss our Company with the news media, securities analysts and investors. All inquiries from outsiders regarding material nonpublic information about our Company should be forwarded to the Chief Financial Officer.

Accordingly, when an inquiry is made by an outsider, the following response will generally be appropriate:

“As to these types of matters, the Company’s spokesperson is the Chief Financial Officer, Mr. Patrick H. McGarey. If there is any comment, he would be the one to contact.”

The following procedures are appropriate in protecting the confidentiality of Company information: (i) avoid discussions of confidential matters in places where they might be overheard or otherwise disseminated; (ii) mark sensitive documents “confidential” and use sealed envelopes marked “confidential”; (iii) secure confidential documents and restrict the copying of sensitive documents; (iv) provide instructions to receptionists regarding outside inquiries; (v) use Code names for sensitive projects; (vi) use passwords to restrict computer access; and (vii) do not use any Internet message boards or similar medium available to the public to post any unauthorized messages regarding our Company or our business, financial condition, employees, clients or other matters related to us.

Consequences of violating insider trading laws or this policy

The consequences of violating the securities laws or this policy can be severe, including possible significant monetary penalties and/or imprisonment, liability for compensating person(s) who suffered a loss as a result of the transaction and accountability to us for any profit you made on the trade.

Civil and Criminal Penalties.

You may be required to:

•	pay civil penalties up to three times the profit made or loss avoided

•	pay a criminal penalty of up to $5 million

•	serve a jail term of up to 20 years

In addition, our Company and/or the supervisors of a person who violates these laws may also be subject to civil or criminal penalties if they did not take appropriate steps to prevent illegal trading.

Company Discipline. If you violate this policy or insider trading or tipping laws, you may be subject to disciplinary action by our Company, up to and including termination for cause. A violation of our Company policy is not necessarily the same as a violation of law and we may determine that specific conduct violates our policy, whether or not the conduct also violates the law. We are not required to await the filing or conclusion of a civil or criminal action against an alleged violator before taking disciplinary action.

Reporting of Violations. Any employee, officer or director who violates this policy or any federal or state laws governing insider trading or tipping, or knows of any such violation by any other employee, officer or director, must report the violation immediately to our Compliance Officer.

Exceptions to this policy for certain transactions under Company benefit plans

Certain transactions in Company securities under Company benefit plans are not prohibited by this policy. These are:

Stock Option Exercises. This policy does not apply to your exercise of an employee stock option. It also does not apply to your election to have our Company withhold shares subject to an option to satisfy tax withholding requirements. This policy does apply, however, to sales of shares received upon exercise of an option.

401(k) Plan. This policy does not apply to purchases of Company securities in a Company-sponsored 401(k) plan resulting from your periodic contribution of money to the plan through a payroll deduction election. This policy does apply, however, to certain elections you may make under a Company-sponsored 401(k) plan, including (i) an election to increase or decrease the percentage of your periodic contributions that will be allocated to the Company stock fund, (ii) an election to make an intra-plan transfer of an existing account balance into or out of the Company stock fund, (iii) an election to borrow money against your Company-sponsored 401(k) plan account if the loan will result in a liquidation of some or all of your Company stock fund balance, and (iv) your election to pre-pay a plan loan if the pre-payment will result in allocation of loan proceeds to the Company stock fund.

Exception to this policy for trades pursuant to pre-arranged trading plans

The trading restrictions in this policy do not apply to trading in Company securities if the trades occur pursuant to a prearranged trading plan that has been pre-cleared by our Compliance Officer. An SEC rule, Rule l0b5-1(c), provides a defense from insider trading liability for trades that occur pursuant to a pre-arranged “trading plan” that meets certain specified conditions. You must pre-clear any such trading plan with our Compliance Officer and you must enter into the trading plan at a time when you were not aware of any material nonpublic information. As a condition to the approval of any such plan, the Compliance Officer may require the inclusion in the plan of any provisions deemed necessary or advisable to comply with the law and Company policy. Any changes to a trading plan that has been approved by the Compliance Officer must also be approved by the Compliance Officer before any further transactions can be effected pursuant to the plan.

Company Assistance

If you have a question about this policy or whether it applies to a particular transaction, contact our Compliance Officer for additional guidance. Our current Compliance Officer is Mr. Patrick H. McGarey and his telephone number is 281-591-6100, extension 8013.

CERTIFICATION

I hereby acknowledge receipt of the Baseline Oil & Gas Corp. Policy Prohibiting Insider Trading and Unauthorized Disclosure of Information to Others and agree to abide by its terms and conditions.

Signature:

Print Name:

Date of Signature: